SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2006

Commission File Number: 0-29554

ICOS VISION SYSTEMS CORPORATION N.V.

(Translation of registrant’s name into English)

Researchpark Haasrode, Zone 1

Esperantolaan 8, 3001 Heverlee, Belgium

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-            )

Exhibit 1	Proxy Materials relating to the ICOS Vision Systems Corporation N.V. Annual Meeting to be held on June 6, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICOS VISION SYSTEMS CORPORATION N.V.

Date: May 24, 2006	By:	/s/ Anton DeProft
	Name:	Anton DeProft
	Title:	President

ICOS Vision Systems Corporation NV

Esperantolaan 8

3001 Heverlee

Enterprise number 0438.068.826

NOTICE IN CONNECTION WITH THE ANNUAL GENERAL MEETING OF

SHAREHOLDERS OF ICOS VISION SYSTEMS CORPORATION NV

TO BE HELD ON JUNE 6, 2006

Since the attendance quorum of 33.3% of the capital, either in person or by proxy, was not attained at the annual general meeting of May 9, 2006, you are hereby invited, in accordance with the provisions regarding the “Second Meeting” mentioned in the notice for the annual general meeting of May 9, 2006, to the Annual General Meeting of Shareholders (the “Annual Meeting”) of ICOS Vision System Corporation NV (the “Company”) that will be held on June 6, 2006, at 11.00 a.m. local time at the Company’s offices in 3001 Heverlee, Esperantolaan 8, Belgium.

The agenda of the Annual Meeting is as follows:

*	Notification to the shareholders of the annual accounts of the Company, closed on December 31, 2005, the Board of Directors’ annual report and the statutory auditor’s report with respect to the annual accounts of the Company, pursuant to Article 554 of the Belgian Company Code.

The annual accounts of the Company are prepared in accordance with Belgian GAAP. These annual accounts differ significantly from the consolidated annual accounts of Company, prepared in accordance with US GAAP and which are also enclosed.

**	Notification to the shareholders of the consolidated annual accounts of the Company, closed on December 31, 2005, the Board of Directors’ annual report (included in the Board of Director’s report with respect to the unconsolidated annual accounts) and the statutory auditor’s report with respect to the consolidated annual accounts of the Company.

***	Notification to the shareholders of the action steps of the Company with respect to the implementation of Corporate Governance procedures.

1.	Approval of the annual accounts of the Company, closed on December 31, 2005 including the allocation of results as set forth therein.

This English version is translated from the original Dutch version and is for information purposes only.

Proposed resolution: The Annual Meeting approves the annual accounts of the Company, closed on December 31, 2005, including the allocation of results as set forth therein.

2.	Approval of an increase of the remuneration of the Directors: currently, a fixed remuneration of € 1.000 per meeting of the Board of Directors and per meeting of an advising committee is awarded to the Directors, pursuant to decisions of the Annual Meeting.

Proposed resolution: The Annual Meeting approves (i) a fixed remuneration of € 1.500 per attended meeting of the Board of Directors and per attended meeting of an advising committee for the ordinary members of the Board of Directors or of an advising committee and (ii) a fixed remuneration of € 2.500 per attended meeting of the Board of Directors and per attended meeting of an advising committee for the chairman of the Board of Directors or the chairmen of an advising committee.

3.	Granting discharge to all Directors of the Company for the execution of their mandate for the fiscal year ended December 31, 2005.

Proposed resolution: The Annual Meeting grants discharge to all Directors of the Company for the execution of their mandate for the fiscal year ended December 31, 2005.

4.	Granting discharge to the statutory auditor, Klynveld Peat Marwick Goerdeler Bedrijfsrevisoren B.C.V., represented by Mr. Jos Briers, for the execution of its mandate for the fiscal year ended December 31, 2005.

Proposed resolution: The Annual Meeting grants discharge under Belgian law to the statutory auditor, Klynveld Peat Marwick Goerdeler Bedrijfsrevisoren B.C.V., represented by Mr. Jos Briers, for the execution of its mandate for the fiscal year ended December 31, 2005.

This notice is being sent to each shareholder of record registered in the Company’s share register on March 8, 2006 (as well as to all warrantholders, Directors and the statutory auditor of the Company on the same date). The Company notes that this notice may be sent by a shareholder (through financial intermediaries) to investors holding a securities account with financial intermediaries and for whom the shareholder is holding (part or all of) its shares; such investors may, as proxy holders of the shareholder concerned, also grant the proxy mentioned below.

This English version is translated from the original Dutch version and is for information purposes only.

A proxy statement is joined to this notice. The purpose of the accompanying proxy materials is to solicit the addressees of this notice to grant a revocable proxy to Messrs. Anton De Proft, Chief Executive Officer of the Company, and Dominique Vercammen, Group Controller of the Company, for the purpose of representing them at the Annual Meeting and exercising the voting rights attaching to their shares or to the shares of record registered in the Company’s share register for which they have received a proxy themselves (with power of substitution).

Please note that only shareholders of record that are registered in the Company’s share register by midnight on the fifth business day before the date of the Annual Meeting (i.e. at 12 p.m. on May 29, 2006) (registration date) will be entitled to vote at the Annual Meeting.

Where proxies are granted by persons who were registered as shareholders in the Company’s share register on March 8, 2006 but who, by midnight of the fifth business day preceding the date of the Annual Meeting, transfer part or all of the shares that were subject of the proxy, then such proxies shall be deemed to be null and void.

However, the proxies granted validly for the annual meeting of May 9, 2006 can still be voted with at the Annual Meeting.

By Order of the Board of Directors,

/s/ Joseph Verjans Joseph Verjans,
Chairman of the Board of Directors
Heverlee, Belgium
May 10, 2006

You are requested to sign, date and promptly return the accompanying form of Proxy. The Proxy is revocable as described in the accompanying proxy statement. For more information you can always contact the Company (investor.relations@icos.be).

This English version is translated from the original Dutch version and is for information purposes only.

ICOS Vision Systems Corporation NV

Esperantolaan, 8

B_3001 Heverlee, Belgium

Enterprise number 0438.068.826

PROXY STATEMENT

FOR THE ANNUAL GENERAL MEETING AND EXTRAORDINARY GENERAL

MEETING OF SHAREHOLDERS TO BE HELD ON MAY 9, 2006.

This proxy statement is furnished in connection with the solicitation of proxies by the board of directors of ICOS Vision Systems Corporation NV, a Belgium corporation with its registered office at Esperantolaan 8, 3001 Heverlee, Belgium (the “Company”), for use at the Annual General Meeting of Shareholders (the “Annual Meeting”) and the Extraordinary General Meeting of Shareholders (the “Extraordinary Meeting”) to be held on May 9, 2006, and at any adjournment or adjournments thereof (jointly referred to herein as the “Meeting”). The enclosed proxies relating to the Meeting are solicited on behalf of the board of directors of the Company (the “Board of Directors”). The cost of such solicitation will be borne by the Company. It is expected that this proxy statement and the accompanying proxies will be mailed on or about April 3, 2006. Certain of the officers and regular employees of the Company may solicit proxies by correspondence, telephone or in person, without compensation. The Company may also pay to banks, brokers, nominees and certain fiduciaries their reasonable expenses incurred in forwarding these proxy materials.

Only shareholders of record that are registered in the Company’s share register at 12 p.m. on the fifth business day before the date of the Meeting (i.e. at 12 p.m. on May 2, 2006) will be entitled to personally attend and vote their shares at the Meeting. Proxies that are granted by persons that are shareholders of record on March 8, 2006 (the “Record Date”) but cease to be so by 12 p.m. on the fifth business day preceding the date of the Meeting (i.e. at 12 p.m. on May 2, 2006), shall be deemed to be null and void.

An attendance quorum of 33.3% of the capital, either in person or by proxy, will be required for the proposals to be considered at the Annual Meeting. Each of the proposals of the Annual Meeting must be approved by the majority of the votes expressed by the shareholders present in person or by proxy and entitled to vote at the Annual Meeting.

In the event the attendance quorum of 33.3 % is not attained at the Annual Meeting, an extra shareholders’ meeting will be held on June 6, 2006 at 11.00 a.m. local time at the Company’s offices in 3001 Heverlee, Esperantolaan 8, Belgium (the “Second Annual Meeting”).

An attendance quorum of 50% of the capital, either in person or by proxy, will be required for the proposals to be considered at the Extraordinary Meeting. Proposals no. 1 and 2 of the Extraordinary Meeting require the approval by a majority of 80 % of the votes of the shareholders that attend the Extraordinary Meeting in person or by proxy and that are entitled to vote at the Extraordinary Meeting. Proposals n° 3, a and b of the Extraordinary Meeting require the approval by a majority of 75 % of the votes of the shareholders that attend the Extraordinary Meeting in person or by proxy and that are entitled to vote at the Extraordinary Meeting.

In the event the attendance quorum of 50 % is not attained at the Extraordinary Meeting, an extra shareholders’ meeting will be held on June 6, 2006 at 12.00 a.m. local time or, if the occasion arises, immediately following the Second Annual Meeting but not before 12.00 a.m. local time, at the Company’s offices in 3001 Heverlee, Esperantolaan 8, Belgium (the “Second Extraordinary Meeting”).

This English version is translated from the original Dutch version and is for information purposes only.

As of March 8, 2006, there were 10,557,460 shares outstanding and entitled to vote. Each share entitled to vote at the Meeting has one vote and may be voted either in person or by proxy.

Shareholders who plan to attend the Meeting in person and who meet the above-mentioned requirements to be entitled to vote at the Meeting, are asked to inform the Company by marking the appropriate box on the enclosed proxies and returning the same to the registered office of the Company.

Shareholders or their duly empowered proxyholders who plan to vote by proxy and who meet the above-mentioned requirements to be entitled to vote at the Meeting, are asked to sign, date and promptly return the accompanying forms of proxy to the registered office of the Company.

The enclosed proxies, if properly executed and returned, will be voted as directed on the proxy or, in the absence of such direction, for each of the proposals as recommended by the Board of Directors. Such proxies may be revoked at any time prior to exercise by filing with the Company a written revocation, by executing proxies with a later date, or by attending and voting in person at the Meeting.

MANAGEMENT

Board of Directors. The following table sets forth certain information with respect to the directors. Their mandate terminates immediately after the annual meeting of 2008.

Name	Age	Position
Joseph Verjans	59	Chairman of the Board of Directors

Anton De Proft	46	President and Chief Executive Officer

August Smeyers	51	Director, Vice President Research and Development

Exeter International NV represented by its permanent representative Paul de Vrée(1) (2)	62	Director

André Oosterlinck (1)	59	Director

Fred Chaffart (1)	70	Director

(1)	Member of the Audit Committee.
(2)	Corporations may serve as directors of Belgian companies and for that purpose must appoint a permanent representative.

Joseph Verjans has served as Chief Executive Officer since he joined ICOS Vision Systems NV in 1984. In 1989 he also became President and Chairman of the Board of Directors of the Company. On April 1, 2002, Mr. Verjans retired as President and Chief Executive Officer of the Company and of ICOS Vision Systems NV. He nevertheless continues his mandate as Chairman of the Board of Directors of the Company. Prior to joining ICOS Vision Systems NV, he served as Equipment Manager in the Graphics Division of Agfa-Gevaert. Mr. Verjans received a Ph.D. degree in electronics from the University of Leuven in 1974.

This English version is translated from the original Dutch version and is for information purposes only.

Anton De Proft is CEO and President of the Company. He started his career as a researcher at the university of Leuven, Belgium and as applications engineer with International Imaging Systems in Milpitas, California. He joined ICOS Vision Systems NV in 1985 in its subsidiary in Mountain View, California as Applications Manager and was promoted to world-wide Vice President Marketing and Sales in 1989. In 1999, he started his own management consultant company, specialized in medium to mid-sized high tech companies. He was hired back by the Company in January 2002 as COO and was promoted to CEO in April of 2002.

Mr. De Proft is also Chairman of the Board of IMEC, the world’s largest independent semiconductor research institute. He received a masters degree in electro-mechanical engineering from the Leuven University in 1982 as well as a degree in medical engineering.

August Smeyers joined ICOS Vision Systems NV in 1985 as the Applications Development Manager and has served as Vice President of Research and Development of ICOS Vision Systems NV since 1987 and as a director of the Company since 1989. Prior to joining ICOS Vision Systems NV, he was the R&D Manager for real-time automation systems at General Engineering and Trading NV, an automation company. Mr. Smeyers received a masters degree in electro-mechanical engineering from the University of Leuven in 1976.

Exeter International NV is the management company of Mr. Paul de Vrée, incorporated in 1997.

Paul de Vrée is a co-founder of ICOS Vision Systems NV and served as the first Chairman of the Board of Directors of ICOS Vision Systems NV until 1989. He again became a Director of the Company, as the representative of his management company, Exeter International NV, in 1997. In 1983, he founded Advent Management Belgium, a venture capital company associated with Advent International and has served as its Chief Executive Officer until 1997 when he founded Rendex, a European venture capital company.

André Oosterlinck is a co-founder of ICOS Vision Systems NV. He has served as a Director of ICOS Vision Systems NV from 1982 until 1988 and again became a Director of the Company in 1989. Dr. Oosterlinck received an engineer degree in electro-engineering in 1972 and earned his Ph.D. degree in electronics and computer science in 1977 from the University of Leuven. Since 1984, he has been a full time professor at the University of Leuven and has served as its President from 1995 till 2005. From the 1st of August 2005 on, he is honorary rector of the K.U.Leuven and President of the University Network Assocation K.U.Leuven.

Fred Chaffart holds a masters degree in economics and completed the Senior Executive Program at Stanford University. He started his career in the family business, was subsequently part of the Marking Department of Proctor & Gamble and then worked as a consultant. After a period as Commercial Director in different financial departments, he held leading positions in several companies of the Belgian sugar and cement industry. Later, he also became President of Fortis Bank Belgium. Currently, he holds directorships with various companies and institutions.

Under the Company’s Articles of Association the shareholders belonging to the management of the Company or of ICOS Vision Systems NV or that serve as managing director of one of the subsidiaries of the Company on the one hand and Joseph Verjans on the other, are entitled to propose the candidates for the election of the majority of the members and one member, respectively, of the Company’s Board of Directors. The right of Mr. Verjans to nominate a candidate for election to the Board is transferable to any shareholder of the Company, but in any event will expire upon the death of Mr. Verjans. The Board of Directors has been informed that the aforementioned shareholders do not wish to exercise such right.

The Audit Committee of the Company operates pursuant to a written charter (the “Audit Committee Charter”) which was approved and adopted by the Board of Directors. Under the provisions of the Audit Committee Charter, the Audit Committee is responsible for, among other things: recommending to the Board of Directors the nomination of the Company’s statutory auditor; reviewing and monitoring the Company’s

This English version is translated from the original Dutch version and is for information purposes only.

financial reporting process and internal control systems; reviewing the Company’s annual accounts, the scope of the audit and the proper performance of this duty of the statutory auditor; reviewing the independence of the statutory auditor; providing an open avenue for communication between the statutory auditor, management and the Board of Directors; and reviewing its charter. The Audit Committee held 4 meetings during fiscal year 2005. The Board of Directors has determined that all Audit Committee members are independent, in accordance with the listing standards of the Nasdaq National Market.

Citizenship of Directors; No Family Relationships

All Directors of the Company are Belgian citizens and/or legal entities under Belgian law. There are no family relationships among the Directors of the Company.

Security Ownership of Directors, Officers and Certain Other Persons

The following table sets forth certain information as of February 14, 2006 with respect to the ownership of the Company’s shares and stock options by all executive officers and directors taken as a group and each person known by the Company to own 5% or more of the Company’s shares. This information is based upon information received from or on behalf of the named individuals.

Name	Shares and Options Owned (1)	Percentage
Joseph Verjans(2)	1.400.721	13,2%
August Smeyers	635.579	6,0%
All directors and executive officers taken as a group (2)	2.649.678	25,10%

(1)	Unless otherwise noted, to the knowledge of the Board of Directors, each person identified possesses sole voting and investment power with respect to the shares listed.
(2)	Includes shares held by a company which is controlled by Mr. Verjans.

REPORTS CONCERNING THE ANNUAL MEETING

In compliance with Article 553 of the Belgian Company Code, the following documents are enclosed with the notice for the Annual Meeting: the Company’s unconsolidated annual accounts closed on December 31, 2005 (prepared according to Belgian GAAP), the Board of Directors’ annual report and the statutory auditor’s report with respect to the unconsolidated accounts, as well as the consolidated annual accounts of the Company closed on December 31, 2005 (prepared in accordance with U.S. GAAP), the Board of Directors’ report (included in the Board of Director’s report with respect to the unconsolidated accounts) and the statutory auditor’s report with respect to the consolidated accounts. A copy of the annual report that is usual for American public companies and that contains the consolidated financial statements of the Company that are prepared in accordance with U.S. GAAP and are audited by Klynveld Peat Marwick Goerdeler Bedrijfsrevisoren B.C.V., as well as a description and analysis by management of the financial results are also enclosed.

This English version is translated from the original Dutch version and is for information purposes only.

PROPOSALS 1 to 4 FOR THE ANNUAL MEETING OF MAY 9, 2006.

PROPOSAL NO. 1 – APPROVAL OF THE ANNUAL ACCOUNTS OF THE COMPANY

The Board of Directors proposes and recommends to the Company’s shareholders that they approve the annual accounts of the Company, closed on December 31, 2005 including the allocation of results as set forth therein.

This proposal must be approved by the majority of the votes expressed by the shareholders present in person or by proxy and entitled to vote at the Annual Meeting.

The Board of Directors recommends that the shareholders or their proxyholders vote FOR approval of this Proposal

PROPOSAL NO. 2 – APPROVAL OF AN INCREASE OF THE REMUNERATION OF THE DIRECTORS

The Board of Directors proposes and recommends to the Company’s shareholders that they approve the following remuneration of the Directors,as of the date of the Annual Meeting: (i) a fixed remuneration of € 1.500 per attended meeting of the Board of Directors and per attended meeting of an advising committee for the ordinary members of the Board of Directors or of an advising committee and (ii) a fixed remuneration of € 2.500 per attended meeting of the Board of Directors and per attended meeting of an advising committee for the chairman of the Board of Directors or the chairmen of an advising committee.

This proposal must be approved by the majority of the votes expressed by the shareholders present in person or by proxy and entitled to vote at the Annual Meeting.

The Board of Directors recommends that the shareholders or their proxyholders vote FOR approval of this Proposal

PROPOSAL NO. 3 – DISCHARGE TO ALL DIRECTORS OF THE COMPANY

The Board of Directors proposes and recommends to the Company’s shareholders that they approve the proposal to grant discharge to all Directors of the Company for the execution of their mandate for the fiscal year ended December 31, 2005 in accordance with Belgian law.

A simple majority of the shareholders at a duly convened shareholders’ meeting may discharge directors from liability to the Company relating to the performance of their duties after the presentation of the annual report of the Board of Directors and the approval of the annual accounts. This discharge prohibits shareholders who approved this proposal from bringing derivative suits against the directors on behalf of the Company on such grounds. A general discharge of director liability does, however, not relieve such persons from liability to third parties or from liability to the Company for violations of the Belgian Company Code or the Articles of Association, unless such violations are specifically set out in the notice for the Annual Meeting. Notwithstanding a general discharge, directors may be held liable for willful misconduct and fraud in the performance of their duties for the Company.

This English version is translated from the original Dutch version and is for information purposes only.

This proposal must be approved by the majority of the votes expressed by the shareholders present in person or by proxy and entitled to vote at the Annual Meeting.

The Board of Directors recommends that the shareholders or their proxyholders vote FOR approval of this Proposal

PROPOSAL NO. 4 - DISCHARGE TO THE STATUTORY AUDITOR OF THE COMPANY

The Board of Directors proposes and recommends to the Company’s shareholders that they approve the proposal to grant discharge to the statutory auditor, Klynveld Peat Marwick Goerdeler Bedrijfsrevisoren B.C.V., represented by Mr. Jos Briers, for the execution of its mandate for the fiscal year ended on December 31, 2005, in accordance with Belgian law.

A simple majority of the shareholders at a duly convened shareholders’ meeting may discharge statutory auditors from liability to the Company relating to the performance of their duties after the presentation of the annual report of the Board of Directors and the report of the statutory auditor and after the approval of the annual accounts. This discharge prohibits shareholders who approved this proposal from bringing derivative suits against the auditors on behalf of the Company on such grounds. A general discharge of auditor liability does, however, not relieve such persons from liability to third parties or from liability to the Company for violations of the Belgian Company Code or the Articles of Association, unless such violations are specifically set out in the notice for the Annual Meeting. Notwithstanding a general discharge, the statutory auditor may be held liable for willful misconduct and fraud in the performance of their duties for the Company.

This proposal must be approved by the majority of the votes expressed by the shareholders present in person or by proxy and entitled to vote at the Annual Meeting.

The Board of Directors recommends that the shareholders or their proxyholders vote FOR approval of this Proposal

PROPOSALS 1 to 3 FOR THE EXTRAORDINARY MEETING OF MAY 9, 2006

PROPOSAL NO. 1 – AUTHORIZATION TO REPURCHASE SHARES OF THE COMPANY

The Board of Directors proposes and recommends to the Company’s shareholders that they authorize the Board of Directors for a period of 18 months as from the publication of the present resolution,, to repurchase up to 1,000,000 shares of the Company at a price of at least 0,01 euro and at most 100 euro and in accordance with the conditions provided by the Company Code.

The affirmative vote of the holders of 80% of the shares present in person or by proxy and entitled to vote at the Extraordinary Meeting is required for adoption of this proposal.

The Board of Directors recommends that the shareholders or their proxyholders vote FOR approval of this Proposal

This English version is translated from the original Dutch version and is for information purposes only.

PROPOSAL NO. 2 – AUTHORIZATION TO RE-TRANSFER OR CANCEL ANY SHARES

REPURCHASED BY THE COMPANY

The Board of Directors proposes and recommends to the Company’s shareholders that they authorize the Board of Directors for an indefinite period, to transfer any shares repurchased by the Company,

(i)	either by way of transfer to the holders of the Personnel Stock Options, the issue of which has been decided upon by the Board of Directors on November 15, 2002 in accordance with the exercise conditions of the Personnel Stock Options or to the beneficiaries of any other stock option plan which the Company may issue in the future’ ;

(ii)	or by way of sale on a regulated market;

(iii)	or in any other manner or to any other person, in accordance with the interests of the Company,

provided that the value received in consideration for such transfer amounts (a) in the case of a transfer of shares on account of the exercise price of any stock options issued by the Company: at least the exercise price of the stock options concerned, and (b) in the event of any other transfer: at least 75 % of the average closing price on the First Market of Euronext Brussels during the thirty calendar days preceding such transfer.

The Board of Directors proposes and recommends to the Company’s shareholders that they also authorize the Board of Directors, for a period of five years as from the publication of the present resolution, to cancel any shares that have been repurchased by the Company and to amend the Articles of Association to reflect the change in the total number of shares that represent the Company’s capital.

The affirmative vote of the holders of 80% of the shares present in person or by proxy and entitled to vote at the Extraordinary Meeting is required for adoption of this proposal.

The Board of Directors recommends that the shareholders or their proxyholders vote FOR approval of this Proposal

PROPOSAL NO. 3 – AMENDMENT OF THE ARTICLES OF ASSOCIATION

The Board of Directors proposes and recommends to the Company’s shareholders that they approve the amendment of Article 39 of the Articles of Association in order to allow the general meeting of shareholders to approve resolutions without an attendance quorum being applicable.

Proposed amendment of Article 39 :

a.	replace the first paragraph of Article 39, currently worded as follows: ‘Behalve de gevallen voorzien door de wet en in deze statuten, worden de beslissingen genomen, welke ook het aantal vertegenwoordigde effecten op de vergadering weze, bij meerderheid der stemmen.’ (‘Save as provided by Law or the present Articles of Association, resolutions may be approved, regardless of the number of securities represented at the meeting, by a majority vote.’) by the following text: ‘Behalve in de gevallen voorzien door de wet of door deze statuten, geldt geen aanwezigheidsquorum voor de beraadslaging en besluitvorming van de algemene vergadering en worden de beslissingen van de algemene vergadering genomen, ongeacht het aantal aanwezige of vertegenwoordigde effecten, bij meerderheid der stemmen.’ (‘Save as provided by Law or the present Articles of Association, there shall be no attendance quorum for the deliberation and resolutions of shareholder meetings, and resolutions may be approved by a shareholder meeting by a majority vote, regardless of the number of shares present or represented at the meeting.’)

This English version is translated from the original Dutch version and is for information purposes only.

b.	delete the last paragraph of Article 39, currently worded as follows: ‘De gewone algemene vergaderingen kunnen echter slechts geldig beraadslagen en beslissen indien en in de mate dat tenminste drieëndertig komma drie procent (33,3%) van het kapitaal is vertegenwoordigd.’ (‘The annual general meeting can however only validly deliberate and resolve if and insofar at least thirty-three point three percent (33.3%) of the capital is represented.’)

The affirmative vote of the holders of 75% of the shares present in person or by proxy and entitled to vote at the Extraordinary Meeting is required for adoption of these proposals.

The Board of Directors recommends that the shareholders or their proxyholders vote FOR approval of this Proposal

OTHER MATTERS

Voting Procedures

Only shareholders of record registered in the Company’s share register on March 8, 2006 (the “Record Date”) will be entitled to receive this proxy statement. Please note that in accordance with Belgian Company Law and the Company’s Articles of Association, only shareholders of record that are registered in the Company’s share register at 12 p.m. on the fifth business day before the date of the Meeting (i.e. at 12 p.m. on May 2, 2006), or their duly empowered proxyholders, will be entitled to attend and vote at the Meeting. Proxies that are granted by persons that on the Record Date are registered as shareholders in the Company’s share register but cease to be so by 12 p.m. on the fifth business day preceding the date of the Meeting (i.e. at 12 p.m. on May 2, 2006), shall be deemed to be null and void.

The votes cast at the Meeting will be tabulated by an inspector of elections appointed by the Chairman.

An attendance quorum of 33.3% of the capital, either in person or by proxy, will be required for the proposals to be considered at the Annual Meeting. Each of the proposals of the Annual Meeting must be approved by the majority of the votes expressed by the shareholders present in person or by proxy and entitled to vote at the Annual Meeting.

In the event the attendance quorum of 33.3 % is not attained at the Annual Meeting, an extra shareholders’ meeting will be held on June 6, 2006 at 11.00 a.m. local time at the Company’s offices in 3001 Heverlee, Esperantolaan 8, Belgium (the “Second Annual Meeting”).

The notice for the Second Annual Meeting will only be sent (by registered letter) to the shareholders of record registered in the Company’s share register (as well as to all warrantholders, Directors and the statutory auditor of the Company). The proxies granted for the Meeting of May 9, 2006 can also be voted with at the Second Meeting. In the event a Second Meeting is convened, only the shareholders of record registered in the Company’s share register at 12 p.m. on the fifth business day preceding the date of the Second Meeting (i.e. at 12 p.m. on May 29, 2006), will be entitled to attend and vote in person at the Second Meeting.

An attendance quorum of 50% of the capital, either in person or by proxy, will be required for the proposals to be considered at the Extraordinary Meeting. In the event such attendance quorum is not attained, an extra shareholders’ meeting will be convened that will be allowed to deliberate regardless of the share capital

This English version is translated from the original Dutch version and is for information purposes only.

represented by the shareholders present. Proposals no. 1 and 2 of the Extraordinary Meeting require the approval by a majority of 80 % of the votes of the shareholders that attend the Extraordinary Meeting in person or by proxy and that are entitled to vote at the Extraordinary Meeting. Proposals n° 3, a and b of the Extraordinary Meeting require the approval by a majority of 75 % of the votes of the shareholders that attend the Extraordinary Meeting in person or by proxy and that are entitled to vote at the Extraordinary Meeting.

In the event the attendance quorum of 50 % is not attained at the Extraordinary Meeting, the extra shareholders’ meeting will be held on June 6, 2005 at 12.00 a.m. local time or, if the occasion arises, immediately following the Second Annual Meeting but not before 12.00 a.m. local time, at the Company’s offices in 3001 Heverlee, Esperantolaan 8, Belgium (the “Second Extraordinary Meeting”).

The notice for the Second Extraordinary Meeting will only be sent (by registered letter) to the shareholders of record registered in the Company’s share register (as well as to all warrantholders, Directors and the statutory auditor of the Company). The proxies granted for the Extraordinary Meeting of May 9, 2006 can also be voted with at the Second Extraordinary Meeting. In the event a Second Extraordinary Meeting is convened, only the shareholders of record registered in the Company’s share register at 12 p.m. on the fifth business day preceding the date of the Second Extraordinary Meeting (i.e. at 12 p.m. on May 29, 2006), will be entitled to attend and vote in person at the Second Extraordinary Meeting.

Annual Report on Form 20-F

Copies of the Company’s Annual Report on Form 20-F (for the fiscal year ended December 31, 2005) will be available to shareholders or their duly empowered representatives without charge upon written request addressed to Investor Relations, ICOS Vision Systems Corporation N.V. Researchpark Haasrode- Zone 1, Esperantolaan, 8—3001 Heverlee, Belgium.

IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY. THEREFORE, YOU ARE URGED TO FILL IN, SIGN AND RETURN THE ACCOMPANYING FORM OF PROXY TO THE REGISTERED OFFICE OF THE COMPANY.

This English version is translated from the original Dutch version and is for information purposes only.

PROXY RELATING TO THE ANNUAL GENERAL MEETING OF

SHAREHOLDERS OF ICOS VISION SYSTEMS CORPORATION NV

TO BE HELD ON JUNE 6, 2006

The undersigned hereby appoints Anton De Proft, Chief Executive Officer of ICOS Vision Systems Corporation NV (the “Company”), and Dominique Vercammen, Group Controller of the Company, and each of them, acting singly, with full power of substitution, attorneys and proxies to whom he or she confers all powers to represent the undersigned at the Annual General Meeting of Shareholders of the Company to be held on June 6, 2006 at 11.00 a.m. local time at the Company’s offices at Esperantolaan 8, 3001 Heverlee, Belgium (the “Annual Meeting”), and at any adjournment or adjournments thereof, and to vote all shares of stock which the undersigned may be entitled to vote at the Annual Meeting, upon the matters set forth in the Notice of and Proxy Statement for the Annual Meeting, in accordance with the instructions on the reverse side of this proxy or, if no direction is indicated, in accordance with the recommendations of the Board of Directors of the Company as set out below.

All previous proxies relating to the Annual Meeting are revoked by granting this proxy.

For the purpose of the above, the attorneys and proxies may execute and sign all acts, deeds, minutes, elect domicile, and in general do whatever is necessary or useful for the performance of this proxy, with promise of ratification by the undersigned.

This proxy is revocable at any time prior to exercise by filing with the Company a written revocation, by executing proxies with a later date or by attending and voting in person at the Annual Meeting.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS. IT WILL BE VOTED AS DIRECTED BY THE UNDERSIGNED ON THE REVERSE SIDE OF THIS PROXY AND IF NO DIRECTION IS INDICATED, IT WILL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATIONS OF THE BOARD OF DIRECTORS AS SET OUT BELOW.

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ICOS VISION SYSTEMS CORPORATION NV

TO BE HELD ON JUNE 6, 2006

The Board of Directors recommends a vote for proposals n° 1 through n° 4 of the Annual Meeting :

1.	To approve the annual accounts of the Company, closed on December 31, 2005 including the allocation of results as set forth therein.

FOR	AGAINST	ABSTAIN
☐	☐	☐

2.	To approve the following remuneration of the Directors as of the date of the Annual Meeting : (i) a fixed remuneration of € 1.500 per attended meeting of the Board of Directors and per attended meeting of an advising committee for the ordinary members of the Board of Directors or of an advising committee and (ii) a fixed remuneration of € 2.500 per attended meeting of the Board of Directors and per attended meeting of an advising committee for the chairman of the Board of Directors or the chairmen of an advising committee.

FOR	AGAINST	ABSTAIN
☐	☐	☐

3.	To grant discharge to all Directors of the Company for the execution of their mandate for the fiscal year ended December 31, 2005.

FOR	AGAINST	ABSTAIN
☐	☐	☐

4.	To grant discharge to the statutory auditor, Klynveld Peat Marwick Goerdeler Bedrijfsrevisoren B.C.V., represented by Mr. Jos Briers, for the execution of its mandate for the fiscal year ended December 31, 2005.

FOR	AGAINST	ABSTAIN
☐	☐	☐

☐	MARK HERE FOR ADDRESS CHANGE AND NOTE AT LEFT.

☐	MARK HERE IF YOU PLAN TO ATTEND THE ANNUAL MEETING.

DATE :

NAME :

SIGNATURE :